EXHIBIT 99.1

Stantec reports first quarter 2026 results, achieving record backlog of $9.0 billion, and adjusted earnings per share growth of 14.7%

Highlights

  Net revenue of $1.7 billion, an increase of 9.1% compared to Q1 2025
  Adjusted EBITDA1 increase of 13.8% to $287.0 million and adjusted EBITDA margin1 of 16.9%, a 70 basis point increase over Q1 2025
  Diluted EPS of $0.97 and adjusted EPS1 of $1.33, up 10.2% and 14.7%, respectively, compared to Q1 2025
  Contract backlog increased to $9.0 billion, up 13.2% year-over-year
  Reaffirms mid-to-high single digit organic growth guidance for 2026.

EDMONTON, Alberta and NEW YORK, May 13, 2026 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable engineering, architecture and environmental consulting, released its first quarter 2026 results today.

In the first quarter, net revenue increased to $1.7 billion, a 9.1% year-over-year increase, driven by 3.6% organic and 7.2% acquisition growth1. Stantec achieved organic growth in each of its regional operating units. Notable organic growth was achieved in Water (14.3%) and Energy & Resources (8.6%). First quarter 2026 adjusted EBITDA increased 13.8% or $34.7 million, and adjusted EBITDA margin reached 16.9%, up 70 basis points compared to the first quarter 2025. Stantec delivered diluted earnings per share (EPS) of $0.97 and adjusted EPS of $1.33.

“Stantec's first quarter results reflect sustained global demand for our services and solid operational performance as we continue to drive strong margins and bottom line results,” said Gord Johnston, President and CEO. “We continue to see strong organic growth in our contract backlog which reached a record $9.0 billion, providing strong visibility into future growth across the markets we serve. We expect momentum to build through the year as larger projects ramp up, supporting an acceleration of our organic growth."

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1 Adjusted EPS, adjusted EBITDA, adjusted EBITDA margin and free cash flow to net income are non-IFRS measures; organic growth and acquisition growth are other financial measures (discussed in the Definitions section of Stantec's Q1 2026 Management's Discussion and Analysis).

2026 Outlook

As described in Stantec's 2025 Annual Report, the following targets have been established for 2026:

2026 Annual Range
Targets
Net revenue growth	8.5% to 11.5%
Adjusted EBITDA as % of net revenue (note)	17.6% to 18.2%
Adjusted net income as % of net revenue (note)	at or above 9.5%
Adjusted EPS growth (note)	15% to 18%
Adjusted ROIC (note)	above 13%
In setting targets and guidance, Stantec assumed an average value for the US dollar of $1.36, GBP of $1.85, and AU of $0.90 for the remainder of the year. For all other underlying assumptions, see page M-20.
note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of Stantec's Q1 2026 Management's Discussion and Analysis.

Stantec continues to expect to achieve net revenue growth of 8.5% to 11.5% in 2026, with organic net revenue growth in the mid- to high-single digits, driven by strong demand across all geographic reporting segments and business units. Organic growth in the United States is expected to accelerate in subsequent quarters and rebound to the annual target of mid- to high-single digits, supported by strong demand across all business lines. In Canada, we continue to expect growth to also accelerate and achieve the annual target of mid- to high-single digits by year end, driven by public sector spending plans and continued demand in Energy & Resources. Lastly, Global is expected to maintain strong organic net revenue growth in the mid- to high-single digits, driven by continued high levels of activity in our Water business under the ongoing Asset Management Program and frameworks, strong demand in Energy & Resources, and positive demand fundamentals across other Global business units.

We anticipate adjusted EBITDA margin will continue to expand, reaching a record range of 17.6% to 18.2%. This improvement reflects strong project margins resulting from solid project execution, as well as continued discipline and enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of our high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies. Adjusted EBITDA margin in the first and fourth quarters of 2026 is expected to be near or below the low end of this range due to normal seasonal factors in the northern hemisphere, offset by margins moving toward the higher end of the range, or above, in the second and third quarters as seasonal activity increases.

Overall, we expect to achieve an adjusted net income margin at or above 9.5% of net revenue, an adjusted ROIC greater than 13%, and to deliver 15% to 18% growth in adjusted EPS compared to 2025.

The above targets do not include any assumptions related to additional acquisitions, given the unpredictable nature of the timing and size of such transactions.

Q1 2026 compared to Q1 2025

Stantec achieved strong first quarter adjusted net income of $152.2 million and adjusted earnings per share of $1.33, reflecting an increase of 14.7%, driven by net revenue growth and strong operational performance.

  Net revenue increased 9.1% or $141.3 million, to $1.7 billion, driven by 7.2% acquisition growth and 3.6% organic growth. Stantec drove organic growth in all of its regional operating units, and continued to deliver double-digit organic growth in its Water business.
  Project margin increased 8.4% or $70.6 million, to $914.1 million as a result of net revenue growth and solid project execution. As a percentage of net revenue, project margin decreased slightly by 30 basis points to 54.0% as a result of changes in project mix and remained in line with the expected range.
  Adjusted EBITDA, driven by operational performance, increased 13.8% or $34.7 million, to $287.0 million. Adjusted EBITDA margin was 16.9%, an increase of 70 basis points compared to Q1 2025. The growth in margin was primarily due to lower administrative and marketing expenses as a percentage of net revenue and reflected Stantec's continuing disciplined management of operations.
  Net income increased 10.7% or $10.7 million, to $110.8 million, and diluted EPS increased 10.2%, or $0.09, to $0.97, mainly due to increases in net revenue and, as a percentage of net revenue, a 110 basis point reduction in administrative and marketing expenses, partly offset by higher amortization of intangible assets as a result of Stantec's recent acquisitions and income taxes.
  Adjusted net income grew 14.6% or $19.4 million, to $152.2 million, achieving 9.0% of net revenue—an increase of 40 basis points. Adjusted EPS increased 14.7% or $0.17, to $1.33.
  Contract backlog grew to $9.0 billion at March 31, 2026, achieving a 13.2% year over year increase, which included 9.1% acquisition growth and 5.4% organic growth. Notably, Stantec's acquisition of Page contributed to over 40% backlog growth in its Buildings business. Additionally, organic growth was achieved in all of Stantec's regions, including 21.8% organic growth in its Global region and nearly 10% organic growth in both Buildings and Water. Contract backlog represents approximately 13 months of work.
  Operating cash flows decreased $103.0 million or 102.3%, with cash outflows of $2.3 million, reflecting the expected disruption from the Page integration, particularly the financial system migration and the investment in net working capital as a result of high organic revenue growth in Stantec's global region.
  Days sales outstanding was 74 days, an improvement of 3 days compared to Q1 2025 and below Stantec's target of 75 days.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2026 remained at 1.3x, within Stantec's internal target range of 1.0x to 2.0x.
  On May 13, 2026, Stantec's Board of Directors declared a dividend of $0.245 per share, payable on July 15, 2026, to shareholders of record on June 30, 2026.

Q1 2026 Financial Highlights

	For the quarter ended March 31,
	2026		2025
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	2,067.7	122.0%	1,923.6	123.9%
Net revenue	1,694.3	100.0%	1,553.0	100.0%
Direct payroll costs	780.2	46.0%	709.5	45.7%
Project margin	914.1	54.0%	843.5	54.3%
Administrative and marketing expenses	648.3	38.3%	612.0	39.4%
Depreciation of property and equipment	17.7	1.0%	17.6	1.1%
Depreciation of lease assets	34.5	2.0%	32.2	2.1%
Amortization of intangible assets	42.6	2.5%	28.7	1.8%
Net interest expense and other net finance expense	24.1	1.4%	21.4	1.4%
Other expense	0.3	0.2%	1.6	0.2%
Income taxes	35.8	2.1%	29.9	1.9%
Net income	110.8	6.5%	100.1	6.4%
Basic and diluted earnings per share (EPS) (note)	0.97	n/m	0.88	n/m
Adjusted EBITDA (note)	287.0	16.9%	252.3	16.2%
Adjusted net income (note)	152.2	9.0%	132.8	8.6%
Adjusted EPS (note)	1.33	n/m	1.16	n/m
Dividends declared per common share	0.245	n/m	0.225	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section of the Q1 2026 MD&A).
n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q1 2026	Q1 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	376.3	372.1	4.2	—	n/a	4.2	1.1%
United States	892.5	804.9	87.6	100.7	(35.6)	22.5	2.8%
Global	425.5	376.0	49.5	10.7	9.0	29.8	7.9%
Total	1,694.3	1,553.0	141.3	111.4	(26.6)	56.5
Percentage Growth			9.1%	7.2%	(1.7%)	3.6%

Backlog

Backlog by Reportable Segment - March 31, 2026 vs March 31, 2025
(In millions of Canadian dollars, except percentages)	Mar 31, 2026	Mar 31, 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,862.0	1,753.1	108.9	—	n/a	108.9	6.2%
United States	5,379.4	4,802.1	577.3	681.5	(125.5)	21.3	0.4%
Global	1,738.3	1,376.7	361.6	38.6	23.1	299.9	21.8%
Total	8,979.7	7,931.9	1,047.8	720.1	(102.4)	430.1
Percentage Growth			13.2%	9.1%	(1.3)%	5.4%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, May 14, 2026, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s first quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), free cash flow, free cash flow to net income, net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q1 2026 Management’s Discussion and Analysis, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Outlook and Annual Targets for 2026 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted diluted EPS growth, adjusted ROIC, free cash flow to net income, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2026 Outlook and Annual Targets are provided in the Company’s 2025 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, economic downturns, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three month period ended March 31, 2026, there has been no significant change in the risk factors from those described in Stantec's 2025 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2025 Annual Report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS financial measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2026	2025
Net income	110.8	100.1
Add back:
Income taxes	35.8	29.9
Net interest expense	23.8	21.0
Depreciation and amortization	94.8	78.5
Unrealized loss on equity securities	7.9	8.7
Acquisition, integration, and restructuring costs (note 3)	13.9	14.1

Adjusted EBITDA	287.0	252.3

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2026	2025
Net income	110.8	100.1
Add back after tax:
Amortization of intangible assets related to acquisitions (note 1)	24.8	15.1
Unrealized loss on equity securities (note 2)	6.0	6.7
Acquisition, integration, and restructuring costs (note 3)	10.6	10.9

Adjusted net income	152.2	132.8
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995
Adjusted earnings per share	1.33	1.16

See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2026, this amount is net of tax of $8.0 (2025 - $4.5)

note 2: For the quarter ended March 31, 2026, this amount is net of tax of $1.9 (2025 - $2.0)

note 3: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended March 31, 2026, this amount is net of tax of $3.3 (2025 - $3.2)